                                                                File No. 70-9499

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                   ------------------------------------------

                         Post-Effective Amendment No. 2

                                       To
                                    FORM U-1
                                   DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                  --------------------------------------------

                                    Conectiv
                         Atlantic City Electric Company
                         Delmarva Power & Light Company
                                 800 King Street
                              Wilmington, DE 19899

                     (Name of company filing this statement
                   and address of principal executive offices)


                                    Conectiv
                 (Name of top registered holding company parent)

                                 Philip S. Reese
                                 Vice President
                                      and
                                    Treasurer
                                    Conectiv
                                 (address above)

                     (Name and address of agent of service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application to:


         Peter F. Clark                            Joyce Koria Hayes, Esquire
         General Counsel                                      7 Graham Court
         Conectiv                                            Newark, DE 19711
         (address above)

Item 1. Description of Proposed Transactions

(a) Furnish a reasonably detailed and precise description of the proposed transaction, including a statement of the reason why it is desired to consummate the transaction and the anticipated effect thereof. If the transaction is part of a general program, describe the program and its relation to the proposed transaction.


         On May 10, 1999, Conectiv's Board of Directors initiated steps to reduce the Conectiv Common Stock dividend and recapitalize its balance sheet. The dividend policy was not changed for the Conectiv Class A Common Stock, subject to declaration by the Conectiv Board of Directors. The Common Stock quarterly dividend per share was reduced from $0.385 to an intended level of $0.22, effective with the dividend declared on June 29, 1999. Under this new policy, Conectiv is targeting a payout ratio of 40% to 60%, which is believed to be more consistent with companies operating in a competitive environment, and transitions Conectiv away from the traditionally higher dividend payout ratios typical of the regulated utility industry.

         In this filing under Section 12(c) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), Conectiv, a Delaware corporation and registered public utility holding company, requested authority to pay dividends out of capital or unearned surplus with respect to its common stock and Class A common stock for up to six quarters in amounts that would aggregate up to approximately $144 million ("Conectiv Dividends"), Atlantic City Electric Company, a utility subsidiary incorporated in New Jersey ("ACE"), requested authority to pay dividends out of capital or unearned surplus to preferred stockholders and to Conectiv as the holder of ACE common stock for up to four quarters in amounts that would aggregate up to approximately $52 million ("ACE Dividends"), and Delmarva Power & Light Company, a utility subsidiary incorporated in Delaware and Virginia ("Delmarva") requested authority to pay dividends out of capital or unearned surplus to preferred stockholders and to Conectiv as the holder of Delmarva common stock for up to four quarters in amounts that would aggregate up to approximately $52.4 million ("Delmarva Dividends"). A notice of the proposed transaction was issued under Release No. 35-27033 dated May 28, 1999. By order dated September 27, 1999, Conectiv was authorized to pay the dividend that would normally be declared on September 28, 1999 of approximately $24 million (the "Third Quarter Dividend") out of capital or unearned surplus. Jurisdiction was reserved over the payment of Conectiv Dividends, other than the Third Quarter Dividend, pending completion of state restructuring proceedings in Delaware, Maryland and New Jersey and a determination of the impact of those proceedings on Conectiv's retained earnings. Jurisdiction was also reserved over the payment of ACE Dividends and Delmarva Dividends pending completion of state restructuring proceedings and a determination of the impact of those proceedings on the utility companies' retained earnings.

         When the accounting for the Third Quarter was closed so that financial statements could be prepared, the write-downs due to the implementation of state electric industry restructuring legislation were sufficiently low and the income of the third quarter sufficiently high that the Third Quarter Dividend could be paid from current and retained earnings and the Consolidated Retained Earnings Balance as of September 30, 1999 was approximately $14 million. The authority granted in the September 27 order was neither needed nor utilized. Recently, however, Conectiv executed an agreement for the sale of 1,875 megawatts of fossil-fired generation and related assets and under that agreement the sale price of certain fossil-fueled facilities is less than that predicted based on preliminary indicative bids. A further write-down of the value of certain fossil-fueled facilities to be sold will be required effective December 31, 1999 resulting in retained earnings of zero. Therefore, Conectiv requests that the authorization for it to pay up to $24 million in dividends out of capital or unearned surplus be made applicable to the dividend declared on December 7, 1999 and payable on January 31, 2000 ("Fourth Quarter Dividends"). Conectiv requests that jurisdiction continue to be reserved over Conectiv Dividends other than Fourth Quarter Dividends and that jurisdiction also be reserved over ACE Dividends and Delmarva Dividends pending completion of state restructuring proceedings and a determination of the impact of those proceedings on the companies' retained earnings. Exhibit H-3, which is filed herewith pursuant to a request for confidential treatment, demonstrates that Conectiv projects that it should be paying dividends out of retained earnings by the third quarter of 2000. As shown on Exhibit H-1 filed with the original declaration in this file, had Conectiv been able to use pooling rather than purchase accounting in connection with the merger that formed the System, the ACE retained earnings would not have been excluded from Conectiv's consolidated retained earnings and this filing would not have been required. Conectiv's retained earnings would have been approximately $225 higher and better able to absorb the write-downs that have occurred.


         H. STATEMENT PURSUANT TO RULE 54. Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or a Foreign Utility Company ("FUCO"), or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system, if Rules 53(a), (b), or (c) are satisfied. Rule 53(a) permits the Commission to authorize the issuance of securities to fund the acquisition of EWGs or FUCOs if the aggregate investment does not exceed 50% of the average consolidated retained earnings as reported for the four most recent quarterly periods on the holding company's Form 10-K or 10-Q. However, under Rule 53(b)(2), if the average consolidated retained earnings for the four most recent quarterly periods have decreased by 10% from the average for the previous four quarterly periods and the aggregate investment in EWG's and FUCOs exceeds two per cent of the total capital invested in utility operations, Rule 53(a) does not apply. As a result of the write-downs due to electric industry restructuring that were incurred effective September 30, 1999, Conectiv's average consolidated retained earnings for the most recent four quarterly periods have decreased by more than 10% and, under Rule 53(b)(2), Conectiv's ability to issue securities pursuant to Rule 53 will disappear when the investment in EWGs (and FUCOs in which there currently is no investment) exceeds an amount equal to 2% of Conectiv's investment in utility operations. As of January 31, 2000, the Company's spending on the development of the two new projects will not exceed 2% of utility investment and therefore, the Company will be in compliance with Rule 53(b). Currently, Conectiv has insignificant indirect interests in EWGs. DCTC-Burney, Inc., an indirect subsidiary of Conectiv, holds a 45% direct and indirect interest in Burney Forest Products, A Joint Venture, which is an EWG. There has been no additional post-merger investment in this EWG by Conectiv or a subsidiary. CEI has invested approximately $14 million as of

December 20, 1999 in the two generating projects that will be eligible facilities. In File No. 70-9095, Conectiv has requested an order authorizing the use of the proceeds from the issuance of the securities for investments in EWGs aggregating no more than $350 million through March 30, 2002. Conectiv has no intention of investing in FUCOs and requested this authorization for investments in EWGs only.

          Conectiv and its subsidiaries will maintain books and records to identify the investments in earnings from EWGs and FUCOs in which they directly or indirectly hold an interest, thereby satisfying Rule 53(a)(2).

         In addition, the books and records of each such entity will be kept in conformity with United States generally accepted accounting principles ("GAAP"), the financial statements will be prepared according to GAAP, and Conectiv undertakes to provide the Commission access to such books and records and financial statements as it may request. Employees of Conectiv's domestic public-utility companies will not render services, directly or indirectly, to any EWGs or FUCOs in the Conectiv System, thereby satisfying Rule 53(a)(3).

         Conectiv, in connection with any Form U-1 seeking approval of EWG and FUCO financing, will submit copies of such Form U-1 and every certificate filed pursuant to Rule 24 with every federal, state or local regulator having jurisdiction over the retail rates of the public utility companies in the Conectiv System. Rule 53(a)(4) will be correspondingly satisfied.

         (b) Describe briefly, and where practicable state the approximate amount of, any material interest in the proposed transaction, direct or indirect, of any associate company or affiliate of the applicant or any affiliate of any such associate company.

Not applicable.

      (c) If the proposed transaction involves the acquisition of securities not issued by a registered holding company or a subsidiary thereof, describe briefly the business and property, present or proposed, of the issuer of such securities.

Not applicable.

     (d) If the proposed transaction involves the acquisition or disposition of assets, describe briefly such assets, setting forth original cost, vendor's book cost (including the basis of determination) and applicable valuation and qualifying reserves.

Not applicable.

Item 2. Fees, Commissions and Expenses.

         The fees, commissions and expenses to be incurred, directly or indirectly, by Conectiv or any associate company thereof in connection with the proposed transactions are estimated as follows:

Fees of Conectiv Resource Partners, Inc. ....................             $  500
Fees of outside counsel .....................................             $  800
Miscellaneous expenses ......................................             $  500
                                                                          ------
TOTAL .......................................................             $1,800

 (b) If any person to whom fees or commissions have been or are to be paid in connection with the proposed transaction is an associate company or an affiliate of the applicant or declarant, or is an affiliate of an associate company, set forth the facts with respect thereto.

         The financial statements and other portions of this post-effective amendment were prepared by personnel of Conectiv Resource Partners, Inc., whose time will be allocated to Conectiv at cost as appropriate.

Item 3. Applicable Statutory Provisions

(a) State the sections of the Act and the rules thereunder believed to be applicable to the proposed transaction. If any section or rule would be applicable in the absence of a specific exemption, state the basis of exemption.

     Section 12 (c) and Rule 46 (a) are applicable to the proposed dividends out of capital and unearned surplus by Conectiv, ACE and Delmarva.

(a) If an applicant is not a registered holding company or a subsidiary thereof, state the name of each public utility company of which it is an affiliate, or of which it will become an affiliate as a result of the proposed transactions, and the reasons why it is or will become such an affiliate.

     Not applicable.

Item 4. Regulatory Approval.

(a) State the nature and extent of the jurisdiction of any State commission or any Federal commission (other than the Securities and Exchange Commission) over the proposed transaction.

No other regulatory agency has jurisdiction over the proposed transaction.

(a) Describe the action taken or proposed to be taken before any commission named in answer to paragraph (a) of this item in connection with the proposed transaction

Not applicable.

Item 5. Procedure.

(a) State the date when Commission action is requested. If the date is less than 40 days from the date of the original filing, set forth the reasons for acceleration.

     Conectiv requests that the Commission issue an order granting this Application no later than January 28, 1999.

(a) State (i) whether there should be a recommended decision by a hearing officer, (ii) whether there should be a recommended decision by any other responsible officer of the Commission, (iii) whether the Division of Corporate Regulation may assist in the preparation of the Commission's decision, and (iv) whether there should be a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

       Conectiv waives a recommended decision by a hearing officer or other responsible officer of the Commission; consents that the Staff of the Division of Investment Management may assist in the preparation of the Commission's order; and requests that there be no waiting period between the issuance of the Commission's order and its effectiveness.

Item 6. Exhibits and Financial Statements.

         (a)        Exhibits:

         A        Not applicable
         B        Not applicable
         C        Not applicable
         D        Not applicable
         E        Not applicable
         F-2      Opinion of counsel
         G        Not Applicable
         H-3      Revised Projection (Filed under request for confidential
                  treatment)

Item 7. Information as to Environmental Effects.

(a) Describe briefly the environmental effects of the proposed transaction in terms of the standards set forth in Section 102(2)(C) of the National Environmental Policy Act (42 U.S.C. 4312(2)(C)). If the response to this item is a negative statement as to the applicability of Section 102(2)(C) in connection with the proposed transaction, also briefly state the reasons for that response.

         The Commission's action in this matter will not constitute major federal action significantly affecting the quality of the human environment.

     (b) State whether any other federal agency has prepared or is preparing an environmental impact statement ("EIS") with respect to the proposed transaction. If any other Federal agency has prepared or is preparing an EIS, state which agency or agencies and indicate the status of that EIS preparation.

         No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

                                    SIGNATURE
       Pursuant to the requirements of the Act, the undersigned companies have duly caused this amended Application to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: January 27, 2000
                                            Conectiv

                                            By:  /s/ Philip S. Reese
                                            Vice President
                                            and Treasurer

                                            Atlantic City Electric Company


                                            By /s/ Philip S. Reese
                                            Vice President
                                            and Treasurer



                                            Delmarva Power & Light Company


                                            By:  /s/ Philip S. Reese
                                            Vice President
                                            and Treasurer




7